Citigroup Inc.
Offering Summary No. 2015-CMTNG0522 dated April 28, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0522 dated April 28, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Dual Directional Barrier Securities Based on the Performance of the EURO STOXX 50® Index Due November     , 2016
Overview.
The securities are unsecured senior debt securities issued by Citigroup Inc.  Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity.  Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the EURO STOXX 50® Index (the “underlying index”) from the initial index level to the final index level.
The securities offer the potential for a positive return at maturity based on the absolute value of the percentage change, within a limited range, in the underlying index from the initial index level to the final index level.  However, if the underlying index depreciates by more than 17.40%, you will have full negative downside exposure to that depreciation and will incur a loss on your investment in the securities.  In exchange for the potential for a positive return at maturity even if the underlying index depreciates, investors in the securities must be willing to forgo (i) interest on the securities and dividends on the stocks included in the underlying index, (ii) participation in any appreciation of the underlying index in excess of 17.40% and (iii) participation in the absolute value of any depreciation of the underlying index if the underlying index depreciates by more than 17.40%.
All payments on the securities are subject to the credit risk of Citigroup Inc.  The securities will not be listed on any securities exchange and may have limited or no liquidity.
Preliminary Terms
Underlying index:	The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Pricing date:	Expected to be April 30, 2015
Final valuation dates:	Expected to be October 31, 2016, November 1, 2016, November 2, 2016, November 3, 2016 and November 4, 2016
Maturity date:	Expected to be November 9, 2016
Payment at maturity:
For each $1,000 stated principal amount security you hold at maturity:
▪  If the final index level is greater than or equal to the initial index level:
     $1,000 + ($1,000 × absolute index return), subject to the maximum upside return
▪  If the final index level is less than the initial index level, but greater than or equal to the barrier level: $1,000 + ($1,000 × absolute index return)
▪  If the final index level is less than the barrier level:  $1,000 × index performance factor

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The arithmetic average of the closing level of the underlying index on each of the final valuation dates
Maximum upside return:	$174.00 per security (17.40% of the stated principal amount)
Barrier level:	82.60% of the initial index level
Absolute index return:	The absolute value of the index percent change
Index percent change:	(i) Final index level minus initial index level divided by (ii) initial index level
Index performance factor:	Final index level divided by initial index level
CUSIP / ISIN:	17298CAL2 / US17298CAL28
This offering summary does not contain all of the material information an investor should consider before investing in the securities.  This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated April 28, 2015

Selected Risk Considerations

•    You may lose some or all of your investment.  If the final index level is less than the barrier level, you will lose 1% of the stated principal amount of the securities for every 1% by which the final index level is less than the initial index level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    Your potential return on the securities is limited.  If the underlying index appreciates by more than the maximum upside return, the securities will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlying index without a maximum upside return. In addition, because the barrier level is equal to 82.60% of the initial index level, your potential for positive participation in the absolute value of any depreciation of the underlying index is limited to 17.40%.   Any depreciation of more than 17.40% will result in a loss.

•    The securities do not pay interest.

•    Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying index.

•    The securities are subject to the credit risk of Citigroup Inc.  If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•    The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price.  For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•   The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•   The underlying index is subject to risks associated with the Eurozone.

•   The underlying index performance will not be adjusted for changes in the exchange rate between the Euro and the U.S. dollar.

•       Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•   The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities.  You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying Index
Hypothetical Payment at Maturity Table*
Hypothetical Final Index Level	Hypothetical Percentage Change from Initial Index Level to Final Index Level	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
5,625.00	50.00%	$1,174.00	17.40%
4,875.00	30.00%	$1,174.00	17.40%
4,500.00	20.00%	$1,174.00	17.40%
4,402.50	17.40%	$1,174.00	17.40%
4,125.00	10.00%	$1,100.00	10.00%
3,937.50	5.00%	$1,050.00	5.00%
3,750.00	0.00%	$1,000.00	0.00%
3,562.50	-5.00%	$1,050.00	5.00%
3,375.00	-10.00%	$1,100.00	10.00%
3,097.50	-17.40%	$1,174.00	17.40%
3,097.13	-17.41%	$825.90	-17.41%
3,000.00	-20.00%	$800.00	-20.00%
2,625.00	-30.00%	$700.00	-30.00%
1,875.00	-50.00%	$500.00	-50.00%
937.50	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial index level to the final index level.  The table assumes a hypothetical initial index level of 3,750.00.  Your actual payment at maturity per security will depend on the actual initial index level and final index level.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.